EXHIBIT 99.1

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Issuer

Ero Copper Corp. (“Ero” or the “Company”)

1050 – 625 Howe Street
Vancouver, BC V6C 2T6

Item 2.	Date of Material Change

February 3, 2022.

Item 3.	News Release

A news release dated January 26, 2022, announcing the material change referred to in this report, was disseminated through GlobeNewswire and filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) on January 26, 2022.

Item 4.	Summary of Material Change

Ero announces that it has priced an offering of US$400 million aggregate principal amount of Senior Notes due 2030. Interest on the Notes, which will be issued at par, will accrue at an annual rate of 6.50%, payable semi-annually in arrears. The Notes will mature on February 15, 2030. The offering is expected to close on February 2, 2022, subject to customary closing conditions.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

The Company is pleased to announce that it has priced an offering of US$400 million aggregate principal amount of Senior Notes due 2030 (the “Notes”). Interest on the Notes, which will be issued at par, will accrue at an annual rate of 6.50%, payable semi-annually in arrears. The Notes will mature on February 15, 2030. The offering is expected to close on February 2, 2022, subject to customary closing conditions.

The Notes will be unconditionally guaranteed on a senior unsecured basis by the Company's 99.6%-owned Mineração Caraíba S.A. subsidiary. The Company intends to use the net proceeds from this offering, together with cash on hand, to repay the outstanding balance under its senior secured revolving credit facility of approximately $50 million, for capital expenditures related to the construction of the Boa Esperança Project, which is expected to commence in Q2 2022 subject to receipt of approval by the Board of Directors of the Company, and for general corporate purposes. Conditioned on the successful closing of the proposed Notes offering, the Company expects to reduce the size of its senior secured revolving credit facility from $150 million to $75 million.

The Notes will be offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"), and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The Notes will be offered and sold in Canada on a private placement basis pursuant to certain prospectus exemptions.

The offer and sale of the Notes will not be registered under the Securities Act and the Notes may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell the Notes, nor shall there be any offer or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance On subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Courtney Lynn, Vice President, Corporate Development and Investor Relations
Tel: (604) 335-7504     Email:info@erocopper.com

Item 9.	Date of Report

February 3, 2022.

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This Material Change Report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking statements include, without limitation, statements with respect to the Company's intention to offer the Notes, subject to market and other conditions, the successful closing and the closing date associated with the proposed Offering, the intended use of proceeds from the offering and the Company's plans to reduce the size of its senior secured revolving credit facility to $75 million. These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable, are inherently subject to significant operational, business, economic, market and regulatory uncertainties and contingencies. These assumptions include the timing and success of the Notes offering.

Furthermore, such forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the Company's AIF filed with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this Material Change Report and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.